Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

August 26, 2009

BY EDGAR AND FEDEX

Ms. Amanda Ravitz
Legal Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re:
  Echo Global Logistics, Inc.
  Registration Statement on Form S-1
  Filed on April 30, 2008
  Amendment No. 1 filed on June 9, 2008
  Amendment No. 2 filed on June 27, 2008
  Amendment No. 3 filed on August 4, 2008
  Amendment No. 4 filed on July 24, 2009
  Amendment No. 5 filed on August 26, 2009
  File No. 333- 150514

Dear Ms. Ravitz:

        On behalf of Echo Global Logistics, Inc. (the "Company"), enclosed for your review is Amendment No. 5 to the Company's Registration Statement on Form S-1 (Registration No. 333-150514) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2008, amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2008, amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 27, 2008, amended by Amendment No. 3 to the Registration Statement filed with the Commission on August 4, 2008 and amended by Amendment No. 4 to the Registration Statement filed with the Commission on July 24, 2009. An electronic version of Amendment No. 5 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 5 has been marked to reflect changes made to Amendment No. 4 to the Registration Statement.

        Set forth below are the responses of the Company to the comments of the Staff contained in the Staff's letter to the Company, dated August 20, 2009, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

General

Comment No. 1

        Revise the prospectus cover page and other places where you discuss the details of the offering to explain, if true, that the selling shareholders are not offering any shares other than those contemplated by the overallotment option, and that you will not receive any proceeds of those sales.

Response:

        The Company has revised the disclosure on the prospectus cover page and pages 7, 26 and 28 to explain that the selling shareholders are not offering any shares other than those contemplated by the overallotment option, and that the Company will not receive any proceeds of those sales.

Comment No. 2

        Remove or explain industry jargon that may not be understood by an average investor. Examples include "supply chain optimization services," "scalable," "market intelligence," "logistics domain expertise" and "dry van brokerage."

Response:

        The Company has revised the prospectus to remove or define at first use language of the type highlighted by the Staff. For example, the Company has:

  •
  replaced the term "supply chain optimization services" with "supply chain management services" on pages 1, 3, 5, 17, 32, 52 and 56;

  •
  defined the term "scalable" at first use on page 1;

  •
  replaced the term "market intelligence" with "market information" and defined such term at first use on page 1;

  •
  replaced the term "logistics domain expertise" with "logistics expertise" on pages 3, 5, 53, 56 and 58; and

  •
  defined the term "dry van brokerage" at first use on page 5.

Comment No. 3

        Please revise to remove or substantiate claims about the quality or effectiveness of your business and services. Examples include that your technology "efficiently" services your clients' needs, often results in cost savings of 5% to 15% and typically leads to material cost savings, that you have a proven track record of success and that your prices are typically lower than those of your competitors.

Response:

        The Company has revised or removed claims about the quality or effectiveness of its business and services. For example, the Company has:

  •
  removed disclosure that the Company's technology "efficiently" services its clients on pages 1, 3, 32, 52, 55, 56 and 59;

  •
  removed or revised disclosure relating to cost savings on pages 1, 3, 4, 52, 56, 58 and 65; and

  •
  removed disclosure that the Company's prices are typically lower than those of its competitors on pages 4, 57 and 65.

Prospectus Summary, page 1

Comment No. 4

        Please revise your summary to include a specially captioned section enumerating benefits to affiliates connected with this offering. The section should discuss and quantify the amount of proceeds to be used to pay interest and principal on the term loan from EGL Mezzanine LLC and the amount to be used to pay preferred dividends. Identify any individual affiliate that will receive a material portion of the offering proceeds.

Response:

        The Company has revised the summary on page 5 to include a "Benefits to Affiliates" section enumerating benefits to affiliates connected with this offering. The "Benefits to Affiliates" section discusses and quantifies the amount of proceeds to be used to pay interest and principal on the term loan from EGL Mezzanine LLC and the amount to be used to pay preferred dividends. This section also identifies the individual affiliates that will receive a material portion of the offering proceeds.

Comment No. 5

        Refer to the first paragraph on page 2. It is unclear why you are comparing 2008 results to 2005 results, especially in light of the fact that your 2008 results have been impacted by the acquisition of RayTrans Distribution Services. If you choose to include 2005 results in your summary, please also include 2006 and 2007 results, so that investors have a more recent point of comparison.

Response:

        The Company has revised the disclosure on page 2 to include 2006 and 2007 results.

Use of Proceeds, page 26

Comment No. 6

        Revise to set forth the interest rate and maturity of the indebtedness you intend to pay with the proceeds.

Response:

        The Company has revised the "Use of Proceeds" section on page 26 to set forth the interest rate and maturity of the indebtedness the Company intends to pay with the proceeds of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Comment No. 7

        We note that you have revised your MD&A section to eliminate the discussion of the acquisition of Mountain Logistics, Inc. and Bestway Solutions LLC and details of the related contingent consideration. In light of the significant contingent consideration related to these acquisitions, please revise your MD&A section to include a discussion of the nature of these acquisitions and the remaining potential contingent consideration payments.

Response:

        The Company has revised the "MD&A" section on pages 32 and 33 to include a discussion of the acquisitions of Mountain Logistics, Inc. and Bestway Solutions LLC and the remaining potential contingent consideration payments.

—Critical Accounting Policies, page 35

Comment No. 8

        We note that your critical accounting policies section includes a discussion of revenue recognition, goodwill and other intangibles, and stock compensation. In light of your significant balance of accounts receivable at December 31, 2008 and June 30, 2009, please consider including a discussion of your accounting for accounts receivable and the related allowance for doubtful accounts as part of your critical accounting policies section. Your revised disclosure should address the following areas:

  •
  Types of assumptions underlying the most significant and subjective estimates;

  •
  Sensitivity of those estimates to deviations of actual results from management's assumptions; and

  •
  Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:

        The Company has revised the "—Critical Accounting Policies" section on page 37 to include a discussion of the Company's accounting for accounts receivable and the related allowance for doubtful accounts.

—Credit facility, page 47

Comment No. 9

        Please revise to disclose whether you have commenced discussions with the lender to renew this loan.

Response:

        The Company has revised the disclosure on pages 26, 48 and F-50 to reflect that it has entered into an amended $20 million line of credit with JPMorgan Chase Bank, N.A. that expires on July 31, 2010.

Contractual Obligations, page 48

Comment No. 10

        Please revise your table of your contractual commitments to also include disclosure of the contingent consideration that may become payable in future periods under the terms of your various acquisition agreements.

Response:

        The Company has revised the disclosure on page 50 to include disclosure of the contingent consideration that may be payable in future periods under the terms of the Company's various acquisition transactions.

Certain Relationships and Related Party Transactions, page 91

Comment No. 11

        Provide more details about the loans that led you to conclude that the terms and conditions were reasonable and customary in light of the 13% interest rate. Also, refrain from stating that the loan was negotiated at arms length, since the parties are affiliated. Also, clarify whether accrued interest on the loan was forgiven or merely remains unpaid.

Response:

        The Company advises the Staff that it concluded that the terms and conditions of the term loan with EGL Mezzanine LLC were reasonable and customary based on its review of terms and conditions offered by third party lenders at the time of the term loan origination.

        Prior to entering into the term loan with EGL Mezzanine LLC, the Company solicited subordinated financing proposals from several third-party lenders. After preliminary discussions, the Company solicited a formal proposal from one of the potential subordinated lenders. The following is a comparison of certain terms and conditions contained in the third-party proposal and the EGL Mezzanine proposal:

	Third-Party Proposal	EGL Mezzanine Proposal
Loan Amount	$7,500,000	$7,500,000
Closing Fee	$187,500	$37,500
Term	36 months	36 months
Per Annum Interest Rate Charged Monthly on the Loan Amount	11.5%	13.0%
End of Term Additional Interest Payment	$375,000	$262,500
Equity Amount	Common stock warrant to purchase 5% of the loan amount ($375,000)	None
Security	Subordinate to line of credit	Subordinate to line of credit

        After taking into account the closing fees and term payments described above, the annualized effective interest rates for the third party proposal and EGL Mezzanine proposal were 16.74% and 16.02%, respectively. In addition, the EGL Mezzanine proposal did not require the Company to issue warrants to purchase shares of its common stock. Accordingly, the Company believes that the terms and conditions of the term loan with EGL Mezzanine LLC were reasonable and customary at the time of the term loan origination.

        The Company removed the statement on page 94 that the term loan with EGL Mezzanine LLC was negotiated at arms length.

        The Company has revised the disclosure on pages 7, 10, 27 and 95 to clarify that all outstanding principal and accrued interest on the term loan with EGL Mezzanine LLC will be repaid with the proceeds from the offering.

Echo Global Logistics, Inc. Consolidated Financial Statements as of December 31, 2008

Report of Independent Auditors, page F-3

Comment No. 12

        Please revise to include the city and state where the auditors' report was issued. See Rule 2-02(a) of Regulation S-X.

Response:

        The Report of Independent Auditors has been revised on page F-3 to include the city and state where the auditors' report was issued in accordance with Rule 2-02(a) of Regulation S-X.

Condensed Consolidated Balance Sheets, page F-4

Comment No. 13

        We note from the disclosures provided on page 91, that prior to the completion of the Company's public offering, it will recapitalize all outstanding shares of common stock, Series B preferred stock and Series D Preferred stock into newly issued shares of common stock on approximately a one for one basis. Please revise to include a pro forma balance sheet alongside the Company's historical balance sheet as of the latest interim period presented giving effect to these planned changes in capitalization that will occur in connection with the offering.

Response:

        The Company has revised the condensed consolidated balance sheet on page F-35 to include a pro forma balance sheet with the Company's historical balance sheet as of the latest interim period presented, giving effect to the planned changes in capitalization that will occur in connection with the offering.

Echo Global Logistics Inc. and Subsidiaries Financial Statements
Consolidated Statements of Operations
Note 14. Earnings (loss) Per Share
Pro Forma Earnings Per Share

Comment No. 14

        Please revise to eliminate the disclosure of pro forma earnings per share for 2007 and the six months ended June 30, 2008. Note that your current presentation is not considered appropriate since you are not required to present the effect of converting to a C corporation for 2007. Furthermore, the dilutive effect of the number of shares that will be required to be issued in the offering to fund the accrued dividends to be paid from the offering proceeds should only be presented for the latest fiscal year and subsequent interim period presented pursuant to the guidance in SAB Topic 1:B:3.

Response:

        The Company has revised Note 13 on page F-26 and Note 7 on page F-46 to eliminate the disclosure of pro forma earnings per share for 2007 and the six months ended June 30, 2008, respectively.

        In addition, please revise Note 14 to clearly explain the difference between the pro forma earnings per share information presented for 2006 and 2008 and the six months ended June 30, 2009.

Response:

        The Company has revised Note 13 on page F-26 to clearly explain the difference between the pro forma earnings per share information presented for 2006 and 2008.

        The pro forma information presented in your Summary Consolidated Financial and Other Data on pages 9 and 10 of the registration statement and in your Selected Consolidated Financial Data on pages 30 and 31 of the registration statement should be similarly revised.

Response:

        The pro forma information presented in the Company's Summary Consolidated Financial and Other Data on page 10 of the prospectus and in the Selected Consolidated Financial Data on page 30 of the prospectus have been similarly revised.

Consolidated Statements of Stockholders'/Members' Deficit, page F-6

Comment No. 15

        We note that you have presented the cumulative effect of the restatement of 2007 financial statements as an adjustment to the December 31, 2007 balance of retained earnings/(accumulated deficit), as previously reported. However, in light of the fact that you restated net income on the statement of income for the year ended December 31, 2007, as well as the fact that paragraph 25 of SFAS No. 154 requires prior-period financial statements to be restated for errors, we believe that you should revise your presentation on the statements of stockholders/members' deficit to restate the net income amount for the year ended December 31, 2007 so that it agrees with the amount presented on your statement of income for 2007, rather than present a cumulative effect adjustment. Please revise accordingly.

Response:

        The Company has revised its presentation on the statements of stockholders/members' deficit on page F-6 to reflect the net income amount for the year ended December 31, 2007 to be in agreement with the amount presented on its statement of income for 2007, rather than present a cumulative effect adjustment.

Note 3. Restatement of Financial Statements, page F-12

Comment No. 16

        We note your disclosure that in preparing your year end financial statements for 2008 you identified errors in certain accounts payable and prepaid expense balances in the consolidated financial statements as of December 31, 2007. Please provide us with further details as to the nature of the errors and tell us how you identified that the errors existed. Also, in light of the fact that you restated amounts in both the year ended December 31, 2007 and the six months ended June 30, 2008, please explain to us why you believe that all errors have been identified and that the financial statements for all period presented are appropriately stated.

Response:

        In preparing the Company's financial statements for 2008, the Company identified errors in certain accounts payable and prepaid expense balances included in its consolidated financial statements for the year ended December 31, 2007 and the six months ended June 30, 2008.

        The errors in accounts payable balances were caused by the Company's reliance on certain reports used in the financial statement close process to record accounts payable and the related cost of goods sold ("COGS"). During the Company's 2008 financial statement close process, the Company's accounting department determined these reports did not include certain amounts due to vendors on liabilities that were greater than six months old. Invoices received from such vendors were paid because they represented legitimate liabilities of the Company, but the amounts were not appropriately included in COGS and accounts payable due to their omission from these reports. As of December 31, 2007, this error was undetected due to an inappropriate reconciling item on the Company's accounts payable reconciliation. Upon discovery and quantification of these errors, the Company corrected the reports used to record these transactions and implemented additional internal controls to ensure that the general ledger is properly reconciled to the subsidiary trial balance at each period close.

        The errors in prepaid expense balances were discovered during the Company's analysis of the reserves required for unrecoverable advances to sales personnel. The Company determined that certain advances that were unrecoverable were not properly identified as of dates of issue of the Company's consolidated financial statements for the year ended December 31, 2007 and the six months ended June 30, 2008. As a result, the Company restated the related prepaid balance and sales commission expense to reflect these unrecoverable advances. The Company has implemented new procedures and internal controls to ensure that the reserve against any unrecoverable advances is consistently, properly and thoroughly evaluated at each period close.

        The Company believes that all errors relating to the restated amounts in both the year ended December 31, 2007 and the six months ended June 30, 2008 have been identified by the Company, and that the Company's financial statements for all periods presented are appropriately stated.

Note 8. Intangibles and Other Assets, page F-17

Comment No. 17

        We note from your disclosure in Note 8 that approximately $3.1 million of costs associated with preparing for the initial public offering are included in other assets at December 31, 2008. Please tell us the nature of the costs that have been capitalized as offering costs as of December 31, 2008 and tell us when these costs were incurred and why you believe it is appropriate to capitalize these costs in accordance with SAB Topic 5A. As part of your response, please explain why you do not believe costs incurred prior to 2009 represent costs of an aborted offering as discussed in SAB Topic 5A. Also, please reconcile the $3.1 million amount to the $1.7 million amount shown on the statement of cash flows as "payment of costs associated with initial public offering."

Response:

        The Company's costs that have been capitalized as offering costs as of December 31, 2008 were specific, incremental costs directly attributable to preparing for the Company's proposed initial public offering, including legal fees and expenses, accounting fees and expenses and printing fees and expenses in accordance with SAB Topic 5A. These costs were incurred from November 2007 through July 2009, and do not include costs incurred by the Company in its normal course of business.

        The Company's initial public offering process was temporarily postponed in the fourth quarter of 2008 due to, among other things, market conditions in the U.S. economy. In the first quarter of 2009, the Company resumed its initial public offering process. As a result, the Company does not believe its initial public offering was aborted, and, therefore, it is appropriate to capitalize these offering costs in accordance with SAB Topic 5A.

        The Company paid $1.7 million of these offering costs in 2008, which is reflected on its statement of cash flows for the year ended December 31, 2008. The Company also paid an additional $1.0 million of these offering costs from January 1, 2009 to June 30, 2009, which is reflected on its statement of cash flows for the six months ended June 30, 2009. The difference between the approximately $3.1 million reflected in Note 7 on page F-16 and the $2.7 million paid in 2008 and the first six months of 2009, or approximately $400,000, represents unpaid accounting fees and expenses and printing fees and expenses that are directly attributable to preparing for the Company's proposed initial public offering.

Note 14. Earnings (Loss) Per Share, page F-26
—Pro Forma Earnings Per Share, page F-27

Comment No. 18

        We note from your table showing the calculation of pro forma earnings per share, that the numerator in the pro forma earnings per share calculation for the year ended December 31, 2006 has been adjusted for an expense for income taxes. Please revise your note to disclose the nature of this adjustment and the nature of the pro forma presentation being made for 2006 (i.e. conversion from an LLC to a C Corporation).

Response:

        The Company has revised Note 13 on page F-26 to disclose the nature of this adjustment and the nature of the pro forma presentation being made for 2006.

Comment No. 19

        We note your disclosure that the shares used in computing pro forma earnings per share for the year ended December 31, 2008 have been adjusted to reflect             shares assumed to have been issued resulting in proceeds to pay for the accrued preferred stock dividends. Please revise your pro forma earnings per share calculation to include the appropriate amount of these shares.

Response:

        The Company undertakes to revise Note 13 on page F-26 to reflect the number of shares assumed to have been issued resulting in proceeds to pay for the accrued preferred stock dividends when that number becomes available. The Company further undertakes to revise its pro forma earnings per share calculation to include the appropriate amount of these shares when such amount becomes available.

Note 15. Stock-Based Compensation Plans, page F-28

Comment No. 20

        We note that the range of risk-free interest rates used in the valuation of options granted in 2008 of 1.16% to 3.62% has significantly decreased from the range of 4.56% to 5.03% used for the valuation of options granted in 2007. Please explain to us why you believe the decrease in risk-free interest rates is appropriate. Also, please revise Note 15 to disclose the method used to determine the volatility assumption and weighted-average expected life. See paragraph A240(e)(2) of SFAS No. 123(R).

Response:

        The Company advises the Staff that the decrease in the range of risk-free interest rates used for the valuation of the Company's options from 4.56% to 5.03% in 2007 to 1.16% to 3.62% in 2008 was based on the corresponding decrease in the federal reserve interest rates during such periods. As a result, the Company believes the decrease in its range of risk-free interest rates assumption from 2007 to 2008 was appropriate.

        The Company used the simplified method under SAB 110 to calculate the expected term of options granted. The Company used the simplified method because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period its equity shares have been publicly traded.

        The Company has revised Note 14 on page F-27 to disclose the methods used to determine the volatility assumption and weighted-average expected life assumption.

Comment No. 21

        We note that your disclosure in the second to last paragraph of Note 15 includes the significant assumptions used in the discounted cash flow method to determine the fair value of your common stock. It appears that the assumptions disclosed are consistent with those disclosed in your prior amendment which included financial statements through June 30, 2008. In light of the significant changes in the economic environment, particularly the adverse conditions beginning in the fourth quarter of 2008 and continuing into 2009, please tell us why you believe it is appropriate to use the same revenue growth rates, discount rate, and marketability discount in determining the fair value of your common stock in both 2007 and 2008.

Also, tell us the nature of any changes in these assumptions made during the six months ended June 30, 2009.

Response:

        The Company advises the Staff that in light of the significant changes in the economic environment, particularly the adverse conditions beginning in the fourth quarter of 2008 and continuing into 2009, the Company revised its revenue growth rates in making determinations of the fair value of the Company's common stock during those periods. In particular, during the fourth quarter of 2008 and the first six months of 2009, the Company's revenue forecasts were based on expected annual growth rates ranging from 15% to 38%, which was consistent with the Company's business plan during these periods.

        During the fourth quarter of 2008 and the first six months of 2009, the Company continued to apply a discount rate of 20% to calculate the present value of its future available cash flows because it believed it was still in the "expansion" stage of its development under the Capital Asset Pricing Model during these periods. The Company also continued to apply a 5% lack of marketability discount to its enterprise value in the fourth quarter of 2008 and first half of 2009 to account for the fact that investments in private companies are less liquid than similar investments in public companies.

        The Company has revised its disclosure on page 40, in Note 14 on page F-30 and in Note 8 on page F-47 to disclose the assumptions in the discounted cash flow method used to determine the fair market value of its common stock during these periods.

Unaudited Financial Statements of Echo Global Logistics, Inc. for the six months ended June 30, 2009

Comment No. 22

        Please address our comments on the Company's audited financial statements in the interim financial statements, where applicable.

Response:

        The Company has addressed the Staff's comments on the Company's audited financial statements in the interim financial statements, where applicable.

Note 3. Restatement of Financial Statements, page F-42

Comment No. 23

        We note your disclosure that in preparing your year end financial statements for 2008 you identified errors in certain accounts payable and prepaid expense balances in the consolidated financial statements as of June 30, 2008. Please provide us more details as to the nature of the errors and tell us how you identified that errors existed.

Response:

        Please see the Company's responses to Comment No. 16 on pages 7 and 8 of this letter.

Note 4. Acquisitions, page F-42

Comment No. 24

        We note that your disclosure includes a table summarizing the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. Please revise to include the amounts recognized for each major class of assets acquired and liabilities assumed. For example, instead of presenting the amount of "current assets," please revise to show the amounts separately recognized for inventory, receivables, etc. See paragraph 68(i) of SFAS No 141(R).

Response:

        The Company has revised Note 3 on page F-41 to include the amounts recognized for each major class of assets acquired and liabilities assumed.

Comment No. 25

        Please provide us details of the nature of the liabilities recognized in the acquisition and separately disclose the nature and amount of recognized and unrecognized contingencies. Also, please tell us how you accounted for the contingency related to contingent consideration that RayTrans may be obligated to pay on acquisitions it made during 2007, as well as any litigation related contingencies assumed. See paragraph 68(j) of SFAS No. 141(R).

Response:

        The Company advises the Staff that it assumed certain accounts payable and accrued expense liabilities of RayTrans Distribution Services, Inc. ("RDS") in connection with its acquisition of RDS. The Company did not assume any contingent liabilities or litigation related contingencies of RDS, or any contingent consideration that RDS may be obligated to pay in connection with acquisitions by RDS in 2007.

Comment No. 26

        We note from the audited financial statements of RayTrans Distribution Services for the year ended December 31, 2008 that there is a significant amount of internally developed software capitalized on their balance sheet. Please explain to us why it appears you did not allocate any of the purchase price in your acquisition of RDS to this software asset.

Response:

        The Company advises the Staff that the internally developed software capitalized on the RDS balance sheet for the year ended December 31, 2008 related to Wheel-e LLC ("Wheel E"). Wheel E was included in the audited consolidated financial statements of RDS for the year ended December 31, 2008 because it was a variable interest entity of which RDS was the primary beneficiary. Neither Wheel E nor any of its assets were acquired by the Company in connection with its acquisition of RDS. Accordingly, the Company did not allocate any of the purchase price for RDS to the internally developed software related to Wheel E.

Comment No. 27

        We note that you have allocated $2,200,000 of the purchase price to customer relationships intangible asset and $200,000 to non-compete agreements. Please explain to us how you determined the fair values of these intangible assets, as well as how you evaluated the acquisition for the existence of any other potential intangible assets such as marketing-related intangible assets or other contractual based intangibles.

Response:

        The Company advises the Staff that the Company's preliminary estimated fair market value of the customer relationships acquired in connection with its acquisition of RDS was calculated using the discounted cash flow method. The discounted cash flow method values the customer relationship intangible asset by discounting future available cash flows to present value at an approximate rate of return. The cash flows are determined using forecasts of revenue, net income and debt-free future cash flow derived from the existing customer base. The Company's revenue forecasts for this intangible asset were based on a 3% annual growth rate and attrition rates ranging from 10% to 100%. The Company applied a discount rate of 24.5% to calculate the present value of its future available cash flows derived from the existing customer base.

        The Company's preliminary estimated fair market value of the non-compete agreements acquired in connection with its acquisition of RDS was calculated using comparable non-compete agreement valuations obtained by the Company from independent valuation firms. These valuations considered a variety of factors in making fair market value determinations of non-compete agreements, including annual compensation, term of agreement, likelihood of competition, likelihood of success, sales lost due to competition and expected timeframe prior to competition.

        The Company performed a due diligence investigation of RDS prior to the closing of the acquisition. Based on that investigation, the Company concluded that no intangible assets (of value) were acquired, including the RDS tradename and RDS operating or accounting systems.

        The Company's determinations of the fair market value of the customer relationships and non-compete agreements acquired in connection with its acquisition of RDS are based on preliminary estimates and assumptions, and are subject to revision as the Company's valuation and integration plans are finalized. The Company advises the Staff that it has engaged an independent third-party to perform a valuation of the intangible assets acquired in connection with the RDS acquisition, and any revisions to the allocation of purchase price will be made in accordance with SFAS No. 141(R).

Comment No. 28

        We note that the contingent consideration arrangement requires the Company to pay an additional $6.5 million in cash if certain performance measures are achieved by or prior to May 31, 2012. Please tell us, and revise your disclosure in Note 4 to explain in further detail the nature and terms of the performance measures that must be achieved for the payment of contingent consideration to be required.

Response:

        The Company advises the Staff that its obligation to pay an additional $6.5 million in cash consideration is contingent upon the achievement of certain adjusted EBITDA targets by RDS. Specifically, the Company must pay the additional $6.5 million in cash as follows:

  •
  $1.3 million if the adjusted EBITDA amount generated by RayTrans Distribution Services from June 1, 2009 to May 31, 2010 equals or exceeds $2.5 million;

  •
  $1.3 million if the adjusted EBITDA amount generated by RayTrans Distribution Services from June 1, 2010 to May 31, 2011 equals or exceeds $2.5 million;

  •
  $1.4 million if the adjusted EBITDA amount generated by RayTrans Distribution Services from June 1, 2011 to May 31, 2012 equals or exceeds $2.5 million; and

  •
  $2.5 million if the cumulative adjusted EBITDA amount generated by RayTrans Distribution Services on or prior to April 30, 2012 equals or exceeds $10 million.

        The Company has added disclosure in Note 3 on page F-41 to clarify that the performance measures are based on both annual and cumulative adjusted EBITDA targets. Additional disclosure with respect to these adjusted EBITDA targets is also included on pages 32 and 33 of the prospectus.

Note 9. Stock-Based Compensation, page F-48

Comment No. 29

        Please revise the notes to the Company's interim financial statements to include all of the disclosures outlined in paragraph 179 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation with respect to your stock based compensation grants during 2009.

Response:

        The Company has revised the notes to its interim financial statements beginning on page F-46 to include all of the disclosures outlined in paragraph 179 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation with respect to its stock based compensation grants during 2009.

        In addition, please revise MD&A to discuss each significant factor contributing to the difference between the fair value of your option grants during 2009 and the estimated public offering price of your common shares. Refer to the guidance in paragraph 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response:

        The Company has included in "MD&A—Stock-Based Compensation" on page 40 of the prospectus the significant factors contributing to the anticipated difference between the fair value of its option grants during 2009 and the midpoint of the estimated public offering price range of its common shares.

        The Company currently intends to complete its initial public offering in September 2009, but it is not able to provide an initial offering price range at this time. The Company undertakes to provide an initial offering price range to the Staff in a supplemental response letter. At this time, the Company advises the Staff that it believes that the per share fair value of its option grants will increase from $3.47 as of June 30, 2009 as a result of the following developments, among others:

  •
  The Company's revenue increased by $11.2 million, or 22.9%, to $60.3 million during the three months ended June 30, 2009 from $49.1 million during the three months ended March 31, 2009. This revenue increase followed two consecutive quarters of revenue declines;

  •
  The Company's operating income increased by $1.2 million, or 988%, to $1.3 million during the three months ended June 30, 2009 from $0.1 million during the three months ended March 31, 2009. This increase in operating income followed two consecutive quarters of operating income declines;

  •
  Since June 30, 2009, the probability of the Company's initial public offering has increased, which would allow it to reduce its debt and continue to invest in its business;

  •
  Since June 30, 2009, the Company has stopped applying a 5% lack of marketability discount to its enterprise value because the probability of its initial public offering has increased;

  •
  On June 2, 2009, the Company acquired RayTrans Distribution Services, a non-asset based logistics provider with offices in Matteson, Illinois. As a result of the acquisition, the Company expanded its presence in the flatbed, over-sized, auto-haul and unrefrigerated, or dry-van, brokerage services. The Company also added approximately 400 transactional clients, which expanded its customer base and presents opportunities to market its broader range of transportation management services;

  •
  On July 15, 2009, the Company acquired Freight Management Inc., a non-asset based logistics provider with offices in Minnesota. As a result of the acquisition, the Company expanded its geographical presence and added 500 new transactional clients and 15 new sales agents;

  •
  Since June 30, 2009, the Company has added new enterprise clients and new transactional clients; and

  •
  Since June 30, 2009, the Company has added new sales representatives and new sales agents.

Note 12. Subsequent Events, page F-51

Comment No. 30

        We note your disclosure that the additional required disclosures under SFAS No. 141(R) are not presented for the July 2009 acquisition of FMI, as the necessary accounting information is not currently available. If the information becomes available prior to the effectiveness of your Form S-1, please revise to include the disclosures required by paragraph 68 of SFAS No. 141(R) as applicable.

Response:

        The Company advises that Staff that the necessary accounting information remains unavailable. The Company undertakes to provide the information requested by the Staff prior to the effectiveness of the Registration Statement.

Audited Financial Statements of RayTrans Distribution Services for the year ended December 31, 2008

Report of Independent Auditors, page F-75

Comment No. 31

        Please revise your report of independent auditors dated July 23, 2009, to include the name of your independent auditor. See Rule 2-02(a) of Regulation S-X.

Response:

        The Report of Independent Auditors dated July 23, 2009 has been revised to include the name of the Company's independent auditor in accordance with Rule 2-02(a) of Regulation S-X.

Note 10. Related Party Transactions, page F-87

Comment No. 32

        We note your disclosure that for the year ended December 31, 2008 the Company was allocated approximately $2.3 million which is included as selling, general and administrative expenses in the statement of operations. Please revise to disclose that management believes its allocation method is reasonable and the amount management believes the expenses would have been on a stand-alone basis. See SAB Topic 1B.

Response:

        The Company has revised the disclosure in Note 10 on page F-86 to disclose that the Company's management believed that its allocation method was reasonable and represented substantially all of the expenses as if the Company was operating on a stand-alone basis. The Company's management allocated 99% of the expenses of RayTrans Holdings, Inc., which is consistent with RDS's percentage of revenue in relation to the consolidated results of RayTrans Holdings and the level of support provided by RayTrans Holdings to RDS.

RayTrans Distribution Services Inc.

Comment No. 33

        Please revise to include interim financial statements for RayTrans Distribution Services Inc. for the period prior to the acquisition date as required by Rule 3-05 of Regulation S-X.

Response:

        The Company advises the Staff that interim financial statements for RayTrans Distribution Services, Inc. for the period prior to the acquisition date have been included in the prospectus beginning on page F-88.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2008

Comment No. 34

        We note your disclosure that the pro forma condensed consolidated income statement includes adjustments to the historical income statement of RDS to reflect the elimination of two entities included in the historical audited income statement of RDS that were not acquired by Echo. Please revise your disclosures to identify the two entities previously owned by RDS that were not acquired by Echo and to discuss how the adjustment amounts were determined (i.e., historical amounts or allocations). Also, please revise MD&A to discuss the nature of any entities that were not purchased as part of the RDS transaction and disclose any contingencies related to these unacquired businesses that have been assumed by Echo Global Logistics.

Response:

        The Company has revised its disclosure on page F-96 to identify the three entities that were consolidated as variable interest entities ("VIE") by RDS. As a result of the Company's acquisition of RDS, these VIE relationships ceased to exist and were removed from RDS' historical financial results.

        Also, please revise MD&A to discuss the nature of any entities that were not purchased as part of the RDS transaction and disclose any contingencies related to these unacquired businesses that have been assumed by Echo Global Logistics.

Response:

        The Company has revised "MD&A—Acquisition of RayTrans Distribution Services, Inc." on page 32 of the prospectus to discuss the nature of the entities that were not purchased as part of the acquisition of RDS and to disclose any contingencies related to these unacquired businesses that have been assumed by the Company.

Comment No. 35

        We note from your disclosure on page 21 that you expect that the additional reporting and other obligations imposed on you by various SEC, PCAOB and NASDAQ rules and regulations will increase your legal and financial compliance costs and the costs of your related legal, accounting and administrative activities by approximately $1.4 million per year. As this amount appears to be directly attributable to the transaction, will have a continuing impact, and is factually supportable, we would expect you to include an adjustment in the pro forma statements of operations to include this expense. Please advise or revise accordingly.

Response:

        The Company has added a footnote on pages F-99 and F-103 of the prospectus to reflect that the adjustment in the pro forma statements of operations includes the increase in the Company's legal and financial compliance costs and the costs of its related legal, accounting and administrative activities resulting from being a publicly traded company.

Comment No. 36

        Please revise the unaudited Pro forma condensed consolidated statements of income for 2008 and the six months ended June 30, 2009 to include an additional subtotal column that reflects only the pro forma effects of the acquisition transaction and which does not include the effects to the Company's public offering.

Response:

        The Company has revised the unaudited pro forma condensed consolidated statements of income for 2008 and the six months ended June 30, 2009 on pages F-97 and F-101, respectively, to include an additional subtotal column that reflects only the pro forma effects of the acquisition transaction and which does not include the effects to the Company's public offering.

Footnote (4)

Comment No. 37

        Please revise the introductory paragraph and footnote (4) to the pro forma condensed statements of operations for 2008 and the six months ended June 30, 2009 to disclose the amount of indebtedness under the Company's line of credit that will be repaid from the offering proceeds and the related interest rate that was used to calculate adjustment (4).

Response:

        The Company has revised the introductory paragraph in the pro forma condensed statement of operations for 2008 and the six months ended June 30, 2009 on pages F-96 and F-100, respectively, and footnote (4) in the pro forma condensed statement of operations for 2008 and the six months ended June 30, 2009 on pages F-98 and F-102, respectively, to disclose the amount of indebtedness under the Company's line of credit that will be repaid from the offering proceeds and the related interest rate that was used to calculate adjustment (4).

Comment No. 38

        Also, based on the disclosure included on page 7 of the registration statement, it appears that the offering proceeds will also be used to repay the Company's term loan payable to EGL Mezzanine LLC. Please revise footnote (4) in the pro forma condensed statement of operations for the six months ended June 30, 2009 to also give effect to the repayment of this debt.

Response:

        The Company has revised the introductory paragraph in the pro forma condensed statement of operations for 2008 and the six months ended June 30, 2009 on pages F-96 and F-100, respectively, and footnote (4) in the pro forma condensed statement of operations for 2008 and the six months ended June 30, 2009 on pages F-98 and F-102, respectively, to give effect to the term loan payable to EGL Mezzanine LLC.

Footnote (7)

Comment No. 39

        We note your disclosure that this pro forma adjustment reflects the interest accretion related to contingent consideration assuming primarily a risk free interest rate as there is little uncertainty around the amounts becoming payable. Please provide us more details as to how you determined or calculated the amount of this adjustment including the interest rate used. Also, in light of the requirement of paragraph 65(b) of SFAS No. 141(R) that a contingent consideration liability should be remeasured to fair value at each reporting date, please tell us why you believe this adjustment represents the amount needed to adjust the liability to fair value at December 31, 2008 and June 30, 2009.

Response:

        The Company advises the Staff that the pro forma adjustment for the year ended December 31, 2008 reflecting the interest accretion related to contingent consideration to be paid by the Company was calculated by determining the time value of such contingent consideration as of January 1, 2008 compared to the time value of such contingent consideration as of December 31, 2008. The corresponding pro forma adjustment for the five months ended May 31, 2009 was calculated by determining the time value of such contingent consideration as of January 1, 2009 compared to the time value of such contingent consideration as of May 31, 2009. For purposes of both calculations, the Company assumed the same probability that the EBITDA targets would be achieved and the same discount rates for each period, which was consistent with its calculation of the fair value of the contingent consideration as of June 1, 2009.

        In accordance with paragraph 65(b) of SFAS No 141(R), the Company believes these adjustments represent the amount needed to adjust these liabilities to fair value at December 31, 2008 and June 30, 2009.

Unaudited Pro forma Condensed Consolidated Statement of Income For the Six Months Ended June 30, 2009

Comment No. 40

        We note your disclosure that for purposes of the unaudited pro forma condensed consolidated income statements for the six months ended June 30, 2009, you assumed that the RDS acquisition occurred on January 1, 2009, Please note that the annual and interim period pro forma income statement should be presented assuming the transaction occurred at the beginning of the fiscal year presented (January 1, 2008). Please revise accordingly.

Response:

        The Company has revised the interim period pro forma income statement so that it is presented assuming the acquisition of RayTrans Distribution Services, Inc. occurred on January 1, 2008.

Comment No. 41

        We note that the pro forma statement of income for the year ended December 31, 2008 includes adjustments to the historical income statement of RDS to reflect the elimination of two entities included in the historical audited income statement of RDS that were not acquired by Echo. Please tell us why similar adjustments are not made to the historical RDS amounts in this interim pro forma statement of income for the six months ended June 30, 2009.

Response:

        The Company advises the Staff that the adjustments to the Company's pro forma statement of income for the year ended December 31, 2008 were made to remove the three VIEs not purchased by the Company that were included in the audited historical income statement of RDS. For the five months ended May 31, 2009, the Company's unaudited income statement reflects RDS' results exclusive of the three VIEs not purchased by the Company. As a result, adjustments to remove operating results for these VIEs are not necessary for the pro forma statement of income for the six months ended June 30, 2009.

Footnote (1)

Comment No. 42

        We note from your disclosure that the amortization adjustment related to the customer relationships intangible asset is $91,693 for the six months ended June 30, 2009. In light of the fact that the fair value of the asset is disclosed as $2,200,000 in Note 4 to the financial statements of Echo Global Logistics for the six months ended June 30, 2009, we would expect that the pro forma amortization for a five month period (January 1, 2009 through acquisition date of June 1, 2009) would be approximately $183,333. Please advise or revise accordingly.

Response:

        The Company has revised Note 1 on page F-102 to reflect that the pro forma amortization adjustment related to the customer relationships intangible asset for the five month period from January 1, 2009 through acquisition date of June 1, 2009 was $183,386.

Other

Comment No. 43

        The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:

        The Company undertakes to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Comment No. 44

        Provide a currently dated consent from the independent public accountant in the amendment.

Response:

        The Company has included currently dated consents from Ernst & Young LLP, Crowe Horwath LLP and Plante & Moran PLLC in Amendment No. 5.

**********

        If you have any questions regarding any of the responses in this letter or Amendment No. 5, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,
/s/ Matthew F. Bergmann
Matthew F. Bergmann

Enclosure

cc:
Claire Erlanger
Linda Cvrkel
Douglas R. Waggoner
David B. Menzel
Steven J. Gavin
Jeffrey S. Wright